RUBICON MINERALS CORPORATION
("the Company")

Quarterly Report
for the six months ended June 30, 2003

Schedule A: Financial Information

See unaudited financial statements for the six months ended June 30, 2003 attached hereto.

Schedule B: Supplemental Information

1.   Analysis of expenses and deferred costs

Unless otherwise indicated, all references herein are to Canadian dollars.

For a breakdown of Mineral Property Costs, see "Consolidated Statements of Deferred Property Costs" included unaudited financial statements attached hereto.

For a breakdown of General and Administrative Expenses, see "Consolidated Statements of Operations and Deficit" included in the unaudited financial statements attached hereto. The following table is a breakdown of Office Expenses for the six months ended June 30, 2003:

Name	June 30, 2003
Office Supplies, photocopying, telephone	$ 27,924
Management Expense	1,784
Membership dues	4,359
Subscriptions / maps / reports	965
Interest & bank charges	3,506
Foreign exchange – general	2,969
Income Tax	8,575
Insurance	5,774
Other	1,493
Total Office Expenses	**$ 57,349**

2.   Related party transactions

Other than set forth below, there are no material transactions with the directors, senior officers, promoters or other members of management on the Company, nor any associate or affiliate of any of the foregoing, that have occurred during the most recently completed fiscal year of the Company, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Two Directors of the Company, Michael J. Gray and David W. Adamson, are paid fees based on employment contracts at the rate of $6,500 per month. J. Garfield MacVeigh, another Director of the Company is paid a fee based on an employment contract at the rate of $5,000 per month. These fees for exploration and administrative management services, have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established by the Board of Director's Remuneration Committee and agreed to by the related parties. The aggregate fees paid to directors in for the three months ended June 30, 2003 was $108,000 (2002 - $108,000).

The Company also paid a law firm, of which a partner of the firm is a director of the Company, $90,000 for the six months ended June 30, 2003, for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs), and as at June 30, 2003 this firm is owed approximately $161,000 in Aggregate Accrued, a balance which is included in accounts payable and accrued liabilities.

None of the Company's directors or insiders participated in any financings during the period April 1, 2003 – June 30, 2003.

Rubicon Management Ltd. ("RML") is a holding company for 2,300,000 shares in the Company, a third of which are beneficially owned by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray. These individuals are directors of RML. No Agreements exist between RML and the Company, nor have any transactions occurred between RML and the Company during the current interim period.

3. Summary of Securities issued and options granted during the period:

(a) securities issued during the period April 1 – June 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price / Exercise Price	Total Proceeds	Consider-ation	Commission Paid	Expiry Date (Warrants)
April 3, 2003	Common Shares	Mineral Property Acquisition	25,000	$0.94	$23,500	Mineral Property	N/A	N/A
April 8, 2003	Common Shares	Stock Option Exercise	2,500	$0.21	$525	Cash	N/A	N/A
May 13, 2003	Common Shares	Mineral Property Acquisition	6,000	$0.87	$5,220	Mineral Property	N/A	N/A
May 13, 2003	Common Shares	Mineral Property Acquisition	10,000	$0.87	$8,700	Mineral Property	N/A	N/A
May 13, 2003	Common Shares	Mineral Property Acquisition	12,000	$0.87	$10,440	Mineral Property	N/A	N/A
May 13, 2003	Common Shares	Mineral Property Acquisition	6,000	$0.87	$5,220	Mineral Property	N/A	N/A
June 3, 2003	Common Shares	Warrant Exercise	60,000	$0.65	$39,000	Cash	N/A	N/A

(b) options granted during the period April 1, 2003 – June 30, 2003:

No options were issued during the second quarter.

4. Summary of securities as at the end of the reporting period:

(a) Description of authorized share capital:

The authorized capital of the Company consists of 250,000,000 Shares without par value, of which 40,962,175 were issued and outstanding as at June 30, 2003. All of the issued Shares are fully paid. Neither the Company nor Rubicon Minerals USA Inc. ("Rubicon USA") own any shares of the Company. No Shares are held by or on behalf of the Company or ts subsidiary, Rubicon USA.

The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders. Each

Share is equal to every other Share and all Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of Shares are entitled to one vote for each share held and are entitled to receive *pro rata* such dividends as may be declared by the Board of Directors out of funds legally available to pay dividends and to receive *pro rata* the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Company Act.

(b)   Issued share capital:

Issued:	40,962,175
Recorded value:	$25,425,999

(c)   Summary of options, warrants and convertible securities outstanding as at June 30, 2003:

Type of Security	Number	Exercise Price	Expiry Date
Stock Options	795,000	$0.43	Nov. 22/03
	175,000	$0.21	Nov. 22/03
	325,000	$0.23	Nov. 22/03
	30,000	$0.38	Nov. 22/03
	35,000	$0.42	Nov. 22/03
	100,000	$0.37	Nov. 22/03
	10,000	$0.74	Nov. 22/03
	250,000	$1.34	May 29/04
	50,000	$0.87	Oct. 15/04
	20,000	$0.62	Nov. 20/04
	75,000	$0.87	Jan. 17/05
	125,000	$0.76	Feb. 15/05
	100,000	$1.15	July 9/07
	1,225,000	$0.83	Aug. 8/07
Warrants	1,009,616	$0.65	July 30/03
	1,687,500	$1.50	Sept. 4/03
	2,267,650	$1.25	Feb. 20/05
	502,500	$1.25	Feb. 26/05
	100,000	$1.25	Mar. 4/05
Agents Warrants	272,118	$1.05	Feb. 20/05
	30,150	$1.05	Feb. 26/05
	12,000	$1.05	Mar. 4/05
Rights	40,962,175	$30.00*	2006

* Note: $30 per share is the exercise price until adjustment thereof in certain events as provided in the Shareholder Rights Plan

(d)   total number of shares in escrow and those subject to a pooling agreement:

None

5.   Directors & Officers as of July 30, 2003:

Directors: J. Garfield MacVeigh, David W. Adamson, Michael J. Gray, Douglas B. Forster, David R. Reid and Philip Martin.

Officers: Chairman of the Board – J. Garfield MacVeigh
President & CEO – David W. Adamson

VP Exploration, CFO and Secretary – Michael J. Gray
VP Investor Relations – William J. Cavalluzzo

Management Discussion and Analysis for the period ended June 30, 2003

1. *Description of Business*

The Company is a Canadian mineral exploration company that trades on the TSX Venture Exchange with Tier 1 status, under the symbol RMX. The Company's core business is the exploration for and discovery of commercially viable gold and base metal deposits. During the period ended June 30, 2003, the Company's focus continued to be its exploration assets in the Red Lake gold camp, Ontario and district-scale gold exploration properties in Newfoundland. The Company did not have any assets that were in production.

In May, 2003, the Company reported the final results from its Phase one, 44 hole (9,571 metre) drill program on its 100% controlled McFinley gold project located in the heart of the Red Lake gold camp. Drilling in the MAC-1 target area confirmed the presence of widespread gold mineralization, including wide-spaced gold intercepts over a 1200 foot (365 metre) strike length. The MAC-1 target is open for follow-up along strike and has only been tested to shallow depths of 430 feet (130 metres) below surface. Producing mines in the Red Lake gold camp contain economic gold mineralization from surface to over 6,000 feet (1,830 metres) below surface. Drilling in a number of other target areas has returned elevated gold in permissive settings which require additional exploration. For complete results of the program, see the Company's news release dated May 14, 2003.

In early June, 2003, the Company announced the final results from its Winter 2002/03 diamond drilling on its Rubicon-AngloGold Joint Venture properties (RLJV). The program consisted of 36,280 feet of diamond drilling in a total of 33 holes in 5 target areas. A significant portion of this drilling (10,226 feet, 12 holes) was performed in the Rivard target area, located at the western portion of the Red lake gold camp. Highlights from the Rivard area program include a very high-grade section of 11.9 oz/ton gold over 1.0 foot (uncut) in hole RV-03-07 plus two other mineralized intervals from hole RV-03-07 and is similar to the style of mineralization which has been trenched at surface. For complete results of the program, see the Company's news release dated June 3, 2003.

At the Company's 2003 Annual General Meeting, held on June 12, 2003, its shareholders approved the Company's Stock Option Plan. On May 6, 2003 the Board established the Company's Stock Option Plan in accordance with the requirements of the TSX Venture Exchange. The maximum number of Common shares of the Company reserved for issuance under the Plan is 6,130,225, being 15% of the issued and outstanding Common shares of the Company on the date of establishment of the Plan by the Board, which includes 3,140,000 Common shares which were reserved for issue for stock options granted before the establishment of the plan.

The Company announced in June 2003 an agreement between itself, Redstar Gold Corp., and AngloGold (Canada) Exploration Ltd., whereby the Company increased its interest in the prospective Newman-Todd property in the prolific Red Lake gold camp from a minimum 9% to 22% carried interest. The Newman Todd property is located 15 kilometres west of Goldcorp Inc.'s Red Lake Mine and Placer Dome's Campbell Mine. Significantly, it is contiguous to the Company's Rivard Gold project, which is sub-optioned from the Company to AngloGold. The Company announced encouraging drill intercepts from its Phase I Winter 2002/03 drill program on the Rivard property as described above. For further information see the Company's news releases dated June 9, 2003.

Subsequent to the acquisition of the 63 property and contractual interests announced in March, 2003, the Company added to its English Royalty Division ("ERD") an additional 11 property agreements at no additional cost to the Company. With these new acquisitions, Rubicon's gross cash flow projection for March 2003 to February 2004 (cash plus share value) for the ERD is approximately $670,000. In addition to forecast payment streams from the properties, the Company will control royalties from any future production on 34 properties including 14 currently optioned by the Company to AngloGold. Most of the ERD properties are located in the Red Lake-Birch Uchi belts of northwestern Ontario, but also include properties elsewhere in Ontario, New Brunswick and Newfoundland. For further information see the Company's news releases dated March 10, 2003 and June 12, 2003.

2. **_Discussion of Operations and Financial Condition_**

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements as at and for the interim period ended June 30, 2003, together with the notes thereto. These financial statements are inclusive of the accounts of the Company's wholly-owned subsidiary, Rubicon Minerals USA Inc.

During the six months ended June 30, 2003, the Company's overall cash exploration and acquisition expenditures were $5,650,449 (six months ended June 30, 2002 - $3,627,329), of which $2,478,121 or 43.9% was funded by joint venture partners and government grants (six months ended June 30, 2002 - $1,180,972 or 32.6%).

At December 31, 2002 and in conformity with current Canadian accounting practices for development stage enterprises, the Company altered its accounting policy for management and administration fees received from joint venture partners such as these fees now offset the Company's historical deferred costs incurred on the properties to which they relate and are no longer included in revenue. The Company also adopted the new Recommendations of the Canadian Institute of Chartered Accountants in respect to the measurement and accounting for stock-based compensation. These changes in policy have been applied retroactively to the Company's 2002 quarterly results and have resulted in a revised net second quarter 2002 loss of $354,651, compared with a current second quarter 2003 loss of $279,368. The second quarter 2002 loss disclosed previously, and prior to these changes in accounting policies, was $180,019.

On a year-to-date basis, the Company's net loss to June 30, 2003 was $549,298, compared with $521,417 to June 30, 2002. These losses are inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (June 30, 2003 - $1,396; June 30, 2002 – 33,879) and stock-based compensation (June 30, 2003 - $48,383; June 30, 2002 – $133,675).

Total general and administrative expenses, net of non-cash charges, were $312,304 in the second quarter of 2003 compared to $197,524 for the second quarter in 2002. The higher net general and administrative charges are in line with Company growth and are mainly a result of an increase in investor relations costs (see below), an increase in professional fees and, to a lesser extent, additional administration costs associated with operating joint ventures. The increase in professional fees has included higher costs to establish the Stock Option Plan, the increased complexity of the Company's financial statements and the related audit services, and the cost of the Company's financial advisor. Although management and administrative fees for projects have been credited to specific projects in the financial statements, the $152,085 derived from these administrative fees in the first six months of 2003 (an increase from $105,295 received during the comparative 2002 period) provided cash that partially offset the general and administrative costs of the Company's operations. In addition, the Company recorded $107,763 in cash option payments from the ERD (refer to the Statements of Cash Flows).

Investor Relations expenditures for the six months ended June 30, 2003 were $231,069, (compared with $132,063 for the comparative period of 2002). Investor relations costs in the second quarter of 2003 were higher ($136,456) than for the same period in 2002 ($66,293) as a result of: (i) the production of the Company's 2002 annual report and the attendant distribution costs related to a larger shareholder base; (ii) ongoing marketing activities including trips for meetings and conferences to Montreal, Toronto, Las Vegas, Chicago, Calgary and Vancouver; and, (iii) costs for designing and producing promotional materials and the enhancement of the Company's website.

The Company's non-mineral property contracts are as follows: (1) two Directors of the Company, David W. Adamson and Michael J. Gray, are paid fees based on employment contracts at the rate of $6,500 per month, while a third Director and another Senior Officer, J. Garfield MacVeigh and Bill Cavalluzzo are paid $5,000 per month. These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties; (2) in May, 2002 the Company entered into a 10 month contract with Roman Friedrich & Company ("RFC") for provision of financial advisory services to the Company. RFC was paid a retainer of $15,000 per month (renewed for an additional year in March 2003 at a rate of $7,500 per month) and was granted 250,000 stock options in 2002 for these services; and (3) the Company renewed its office lease on July 1st, 2001 and agreed to rent office facilities for a term of 3 years. The minimum annual lease payments are $66,640.

The Company has certain material commitments for capital expenditures in 2003 related to its mineral properties. The total U.S. dollar advance royalty and assessment fee payments for 2003 will be approximately US$76,500. The total Canadian dollar property option-related payments and required exploration expenditures for 2003 will be approximately $4,200,000. Of the above Canadian dollar commitments, partners will contribute approximately $2,744,000 towards the above requirements. Overall the Company's treasury will satisfy the above net commitments.

3.   Subsequent Events

The following events have occurred in the period since June 30, 2003:

Phase II Drilling – Rivard Gold Project
In early July, the Company commenced a Phase II drill program of up to 7500 feet at its Rivard gold project, located at the west end of the prolific Red Lake gold camp. Drilling will be designed to test the area of recently announced (June 2003) intercepts as well as other parts of the property. The Rivard project is part of the Rubicon-AngloGold RLJV properties in Red Lake. Under the terms of the RLJV agreement, AngloGold can earn up to a 70% interest in optioned properties by spending US$3.4 million on or before January 25th, 2005 and by making a cash payment of US$250,000 within 90 days of vesting. See the Company's news release dated July 8, 2003.

Phase II Drilling – McFinley Gold Project
In July the Company commenced a Phase II drill program of up to 10,000 feet on the recently discovered MAC-1 gold zone on the Company's 100% controlled McFinley gold project located in the heart of the prolific Red Lake gold camp. The MAC-1 zone represents a new gold-bearing mineralized structure developed in a previously untested part of the property. The new MAC-1 zone contains a number of significant gold intersections including 1.34 oz/ton gold over 3.28 feet, 0.71 oz/ton gold over 1.48 feet and 0.51 oz/ton gold over 1.64 feet (for complete results see the Company's news release dated May 14, 2003). To date, all holes intersecting the MAC-1 zone area have returned gold bearing intercepts. See the Company's news release dated July 16, 2003.

Appointment of Independent Director
On July 22, 2003, the Company announced that it had appointed Philip Martin to the Company's Board as an independent Director. Mr. Martin, who is based in Toronto, has over 30 years experience in the mining industry ranging from mining engineer (1969-1979), corporate finance positions with Toronto Dominion Bank (1979-1986), research analyst (1986-1994), Director and Managing Partner of Gordon Capital Corporation (1995-1998) and Director/Vice President of First Associates Investments Inc. (2000-2002). Mr. Martin's professional qualifications include a B.Sc. (Hons) degree in Mining Engineering from the Royal School of Mines, Professional Engineer designation in Ontario and an MBA from Cranfield University, UK. Mr. Martin currently provides consulting services to the corporate and financial sectors. See the Company's news release dated July 22, 2003.

Exercise of Warrants
During July 2003, 1,009,616 Warrants were exercised at $0.65 for proceeds to the Company of $656,250.40.

Stock Option Exercise
10,000 Employee Stock Options were exercised at $0.74 on July 28, 2003 for proceeds to the Company of $7,400.

AngloGold Vests its 60% Interest in Rubicon's RLJV Red Lake Properties
By a letter dated July 28, 2003 the Company received notice from AngloGold that, having made exploration expenditures exceeding $3.4M (US) within the earn-in period, that AngloGold has vested as to a 60% interest in the RLJV properties which are located in the Red Lake gold camp of Ontario.

4.   Financings, Principal Purposes and Milestones

In February and March, 2003 the Company raised a total of $6,027,315 by way of a private placement financing. A total of 5,740,300 Units were sold at a price of $1.05 per Unit. Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $1.25 per Common Share until February 20, 2005. Research Capital Corporation acted as lead Agent in placing the Units, for which the Company paid a total of $349,038.90 cash commission (6% of the gross proceeds) and issued warrants which entitle the Agents to purchase a total of 316,286

Common Shares (6% of the Units placed) at a price of $1.05 per Common Share until February 20, 2005 (272,118 Warrants), February 26, 2005 (42,168 warrants) and March 4, 2005 (12,000 warrants). The net proceeds of the financing will be used to fund exploration on the Company's Red Lake assets, including the McFinley Gold Project, Ontario and for general working capital and corporate development purposes.

There have been no material variances with regards to the above financings regarding the disclosed principal purpose and the actual use of proceeds.

No financings were conducted during the second quarter of 2003.

60,000 warrants were exercised during the quarter, for gross proceeds to the Company of $39,000.

5.   *Liquidity and Solvency*

The Company is presently exploring its properties for sufficient ore reserves to justify production. None of the Company's properties are yet in production and consequently do not produce any revenue. The English Royalty Acquisition, summarized above, will result in the generation of positive cash flow in 2003 from the properties to which it relates; however, the Company's ability to conduct operations, including the acquisition, exploration and development of mineral properties, continues to be based on its ability to raise funds, primarily from equity sources. While the Company believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations beyond then and the recoverability of amounts recorded for mineral properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and development and upon future profitable production or on sufficient proceeds from disposition of such properties.

The Company will have to obtain financing in the future through any or all of the following structures: i) joint ventures of projects; ii) equity financing; iii) debt financing, or; iv) other means. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.

The Company had a net working capital balance of approximately $3,484,373 as at June 30, 2003, compared to $795,947 at December 31, 2002.   The improvement in the Company's net working capital position during the year to date results largely from the Company's completion of a major financing which raised approximately $5.5 million net of issue costs, and which is more fully described at point 4 above. Included in the Company's balance of cash and cash equivalents at June 30, 2003 are high-grade conservative money market instruments with a total face value of $3,278,052. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear interest and carry a low degree of risk. Some examples of instruments used by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for exploration.

At July 30, 2003, outstanding options and warrants represented a total of 8,503,936 shares issuable for a maximum of $$8,503,936 if these options and warrants were exercised in full. The exercise of the options and warrants is completely at the discretion of the holders and the Company has no indication that any of these dilutables will be exercised.

Special Note Regarding Forward Looking Statements:

Certain statements in this document constitute "forward looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks inherent in mineral exploration; risks associated with development, construction and mining operations; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; the Company's history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; environmental liability claims and insurance; and dependence on joint venture partners.